Exhibit 19.0

Insider Trading Policy	November 13 2024
Policies and procedures regarding insider trading and transactions, directors’ and proxy officers’ stock ownership guidelines and confidentiality of proprietary information.

Contents
I.	INTRODUCTION	3
II.	PROHIBITION AGAINST TRADING WHILE IN POSSESSION OF UNDISCLOSED MATERIAL INFORMATION	3
III.	“WINDOW” PERIOD POLICY FOR TRADING WHILE NOT IN POSSESSION OF UNDISCLOSED MATERIAL INFORMATION	4
IV.	STOCK OWNERSHIP GUIDELINES FOR DIRECTORS AND PROXY OFFICERS	5
V.	RESTRICTION ON HEDGING, PLEDGING AND SIMILAR TRANSACTIONS	6
VI.	CONFIDENTIALITY	7
VII.	POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION	7
VIII.	ROLES AND RESPONSIBILITIES	8
IX.	POLICY EXCEPTION REQUIREMENTS & ESCALATION PROTOCOLS	8
X.	POLICY REVIEW CYCLE	8
XI.	POLICY APPROVAL HISTORY	8

I.INTRODUCTION

The anti-fraud provisions of the federal securities laws, particularly Rule 10b-5 under the Securities Exchange Act of 1934 (the “Exchange Act”), and related provisions, make it illegal for anyone to trade securities on the basis of material, inside (non-public) information. These Policies and Procedures:

A.Prohibit trading in the stock of OceanFirst Financial Corp. (the “Company”) by anyone in possession of material, non-public information;
A.Identify a trading window after public release of quarterly earnings during which Directors and designated officers and employees may trade in the Company’s stock only if they are not otherwise in the possession of material non-public information; and
B.Establish stock ownership guidelines for Directors and Proxy Officers.
C.Establish a general policy that internal, proprietary information regarding the Company should be kept confidential.

The Company's Directors, officers and employees, and anyone who receives confidential information regarding the Company from any of these persons (“tippees”), have a legal responsibility not to participate in the market for the Company's stock while aware of “material information” about the Company that has not been publicly disclosed. In addition to the liability that can be imposed under the federal securities laws on persons who violate the prohibition on insider trading, the Company itself can also be held liable for employee violations of the insider trading laws if it fails to adopt policies and procedures to prevent insider trading. Recent efforts by the Securities and Exchange Commission (“SEC”) to police insider trading laws have highlighted the need for awareness of the responsibilities and potential liability in this area.

The legal sanctions for insider trading are significant. Persons violating insider trading or tipping rules may be required to return to the Company the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the insider tippee, pay civil penalties up to three times the profit made or loss avoided, pay a criminal penalty of up to $1 million, and serve a jail term of up to ten years.

Every officer, director and other employee has the individual responsibility to comply with these Policies and Procedures against insider trading. An insider may, from time to time, have to forego a proposed transaction in the Company's securities even if he or she planned to make the transaction before learning of the material nonpublic information and even though the insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

The policies and restrictions set forth herein apply equally to any class of stock of the Company, including common stock, preferred stock, and stock options, unless indicated otherwise.

If it comes to management's attention that insider trading while aware of material non-public information has occurred, management should contact legal counsel immediately. If possible, the information on which the illegal trading is based should be disclosed to the public immediately and the Company should begin an investigation to establish the facts.

II.PROHIBITION AGAINST TRADING WHILE IN POSSESSION OF UNDISCLOSED MATERIAL INFORMATION

If a Director, officer, employee of the Company, or other person, is aware of material information relating to the Company that has not been publicly disseminated (for at least two full business days), that person is prohibited from purchasing or selling the Company's stock, directly or indirectly (unless through a specially designed preset trading plan that meets the requirements of SEC Rule 10b5-1), and is prohibited from “tipping” – that is disclosing such information to any other person so that such other person may trade in the stock.

1.It is impossible to describe exhaustively what is “material” information, but any information, positive or negative, that may be significant to an investor in determining whether to buy, sell or hold the Company's stock should be assumed material. Information may be significant for this purpose even if it alone would not determine an investor's decision.

2.Examples of material information include:
•a potential business combination,
•internal financial information that departs in any way from recent data or trends or is otherwise significant,
•an important financing transaction,
•a change in control or a significant change in management,
•major litigation,
•a significant new product or line of business,
•the acquisition or loss of a significant contract,
•a regulatory action or decision,
•change in dividend policy, or
•a stock split or stock dividend.
This list is merely illustrative.

These Policies and Procedures also apply to material nonpublic information relating to other companies, including the Company's or the Bank’s customers, vendors, counterparties, acquisition targets, potential investments, or any other company on which the Company or the Bank is conducting diligence or research (“Company Contacts”), when that information is obtained in the course of employment with, or the performance of services on behalf of, the Company or the Bank. These restrictions are applicable whether or not there is a formal confidentiality agreement in place. Material nonpublic information about the Company Contacts should be treated with the same care required with respect to information related directly to the Company; that is, held as confidential and not used for any purpose other than for which it was obtained.

III.“WINDOW” PERIOD POLICY FOR TRADING WHILE NOT IN POSSESSION OF UNDISCLOSED MATERIAL INFORMATION

The Company has adopted a "window" period policy whereby all Directors, Executive Officers and certain employees as identified on Attachment A (collectively, “Directors and Restricted Employees”) shall be permitted to engage in purchases or sales of the Company's stock, unless such person or persons are in possession of material non-public information regarding the Company or OceanFirst Bank (the “Bank”), only during the period beginning on the third business day after the public release of the Company's quarterly financial information and continuing thereafter until the 15th day of the last month prior to the end of the fiscal quarter. With the exception of the prohibition against trading in the Company's stock while in possession of material, non-public information, the restricted trading period applicable to Directors and Restricted Employees, shall not apply to trading by the Company as part of the execution of any Stock Repurchase Program approved by the Board of Directors. Certain exceptions to this program may also be granted by the Board of Directors upon a showing that there is an acceptable limited risk of misuse of material non-public information.

Any proposed purchases or sales by any Director or Restricted Employee must be pre-cleared by the Compliance Coordinator, Steven J. Tsimbinos, or the Chief Executive Officer, Christopher D. Maher, prior to initiation of such a trade as a further safeguard against misuse of inside information.

Directors and executive officers may not implement a trading plan under SEC Rule 10b5-1 at any time without prior clearance. Directors and executive officers may only enter into a trading plan when they are not in possession of material inside information. In addition, directors and executive officers may not enter into a trading plan during "blackout periods” under Section 306 of the Sarbanes-Oxley Act of 2002, as described below. Once a trading plan is pre-cleared, trades made pursuant to the plan will not require additional pre-clearance, but only if the plan includes any required waiting period and specifies the dates, prices and amounts of the contemplated trades or establishes a formula for determining dates, prices and amounts. The actual establishment of a trading plan must be reported to the Compliance Coordinator so that the required public disclosure (including a description of the material terms of such trading plan) can be made in the Company’s SEC filings. Transactions made under a trading plan must then be promptly reported to the Compliance Coordinator, who will assist with the preparation of the necessary Form 4. Further, directors and executive officers must assure that accounts that hold Company securities are appropriately flagged to note their relationship to the Company.

In addition, subject to any applicable exemption, Directors and executive officers are prohibited from trading in Company securities during Company “blackout periods” as prescribed by Section 306 of the Sarbanes-Oxley Act of 2002. A blackout period is defined to include any temporary suspension (by the Company or by a fiduciary of the plan) of more than three consecutive business days’ duration on the ability of not less than 50% of the participants or beneficiaries under all “individual account plans” (as that term is defined in Section 306 of the Sarbanes- Oxley Act and which includes the Company’s 401(k)

Plan and the Company’s employee stock ownership plan) maintained by the Company to purchase, sell or otherwise acquire or transfer assets invested in Company stock in their individual account plans.

The Board of Directors has appointed Steven J. Tsimbinos as Compliance Coordinator to facilitate implementation of this Policy.

The Board of Directors, in consultation with legal counsel, may grant certain exceptions to this policy upon a showing that there is acceptable, limited risk of misuse of inside information.

The Chief Executive Officer or his designee is hereby authorized to modify which individuals are subject to the “window” period policy as facts and circumstances may warrant and in consultation with securities counsel.

IV.STOCK OWNERSHIP GUIDELINES FOR DIRECTORS AND PROXY OFFICERS

In order to better align the interests of the Company's Directors and named executive officers listed in the Proxy (the "Proxy Officers") with those of the Company's investors, it has been determined by the Company's Board of Directors that it would be beneficial to formally adopt stock ownership guidelines. In addition to specifying mandatory ownership levels, the stock ownership guidelines delineate the type of equity vehicles that count toward the policy, consequences for non-compliance and hardship exemptions. The following stock ownership guidelines are applicable to the Company's Directors and Proxy Officers:

Non-Executive Directors

Share Ownership:	Three times (3x) the value of the annual Director retainers received from the Company.

Transition Period:	All newly elected Directors shall meet this share ownership requirement within three (3) years of first being elected and qualified as a Director.

Types of Equity:	Shares beneficially owned by the Director or his/her immediate family members residing in the same household, vested/unvested restricted stock awards (excluding any awards subject to unsatisfied performance conditions), shares held in trust where the Director or immediate family member is the beneficiary of such trust. In all cases, the members of the Leadership Committee (excluding any Director whose qualifying shares are held in trust) shall make all determinations as to the includability of shares held in a trust.

Restrictions:	Until these guidelines have been met, non-employee Directors will receive both the Bank and Company annual retainers in the form of Company stock. In addition, until the guidelines are met, a Director must retain all of the net vested restricted stock and net shares delivered after exercising stock option or SARs. Net shares refers to the shares that remain after shares are sold or netted to pay the exercise price of options and any withholding taxes.

Holding Requirements:	Once achieved, ownership must be maintained for as long
as the individual is subject to the Directors’ stock ownership guidelines. As retainer payments are currently paid at the Board meeting held on the last month of the quarter, the date to determine whether the ownership guidelines have been met shall be the first day of the last month of the quarter.

Proxy Officers

Share Ownership:	Five (5x) the annual base salary for the CEO and three (3x) the annual base salary for the other Proxy Officers.

Transition Period:	All newly elected Proxy Officers shall meet this share ownership requirement within five (5) years of first being elected as an Proxy Officer.

Types of Equity:	Shares owned outright by a Proxy Officer or immediate family members residing in the same household as the executive, shares held in ESOP and 401K Plans, vested/unvested restricted stock awards (excluding any awards subject to unsatisfied performance conditions), and shares held in trust where the Proxy Officer or immediate family member is the beneficiary of such trust. In all cases, the members of the Leadership Committee shall make all determinations as to the includability of shares held in a trust.

Restrictions:	Until these guidelines are met, a Proxy Officer must retain all of the net vested restricted stock and net shares delivered after exercising stock option or SARs. Net shares refers to the shares that remain after shares are sold or netted to pay the exercise price of options and any withholding taxes.

Holding Requirements:	Once achieved, ownership must be maintained for as long as the individual is subject to the Proxy Officer stock ownership guidelines.

Hardship

These guidelines may be waived in an unusual instance and at discretion of Board of Directors if compliance would create a hardship. Examples of applicable hardship situations would include: complying with a court order, payment of un-reimbursed medical expenses, purchase of principal residence, payment of tuition and related educational fees. In the event of these instances, the Director or Proxy Officer must submit a request in writing summarizing the circumstances and describe the extent to which an exemption from these guidelines is being requested. If the request is granted, an alternative stock ownership plan will be developed which reflects the intention of this Policy and the individual’s particular circumstance.

Reporting

Each Director and Proxy Officer must attest to compliance with the Policy. Any Director or Proxy Officer who has not signed the attestation will be subject to the restriction requirement. In addition, any Director or Proxy Officer who has satisfied the Policy must immediately notify the Leadership Committee of any subsequent failure to meet the Policy requirements.

V.RESTRICTION ON HEDGING, PLEDGING AND SIMILAR TRANSACTIONS

To assure the alignment of interests of Directors and senior executive officers (those that are required to file reports under Section 16 of the Exchange Act) with those of shareholders, such persons may not, without the approval of the Board of Directors: (1) directly or indirectly engage in hedging or monetization transactions, though transactions in the Company’s securities or through financial instruments designed for that purpose or achieving that effect, including equity swaps, puts, calls, collars, forwards, exchange funds and prepaid variable forwards, or (2) pledging or hypothecating the Company’s securities as collateral for a loan, including through the use of a traditional margin account with a securities broker. Any request to engage in a hedging or pledging transaction must be submitted to the General Counsel, with a description of the transaction(s) and the reasons for the transaction(s), at least two weeks prior to the anticipated transaction. The General Counsel as Compliance Coordinator will review the circumstances and reasons for the request and present the request to the Board of Directors.

VI.CONFIDENTIALITY

Serious problems could develop for the Company by unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading of the Company’s stock.

Directors and personnel of the Company should not discuss internal matters or developments with anyone outside of the Company (including family members, securities analysts, individual investors, and members of the investment community and new media), except as required in the performance of regular corporate duties.

Directors and personnel of the Company may assume that its legal counsel, accountants, consultants and other advisers will not disclose to third parties or trade on inside information given to them in confidence. However, when negotiating with third parties at arms length with respect to various business transactions, including the sale of assets, material confidential information should not be given to these third parties unless they first enter into a confidentiality agreement with the Company that expressly addresses the issue of trading in the Company's stock.

Directors and personnel of the Company with knowledge of material non-public information should only disclose such information to other Company personnel on a “need-to-know” basis. Therefore, the group of individuals with knowledge of material, non-public information should be kept as small as possible.

These confidentiality provisions apply to many circumstances, including communications with the financial press. With regard to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community, and by shareholders:

1.All such inquiries and responses to them should be channeled through an appropriate Disclosure Coordinators designated in the Shareholder Communications Policy.
2.If a Director, officer or employee of the Company receives any inquiries of this nature, he or she should decline to comment and refer the inquirer to the Disclosure Coordinator, unless he or she is expressly authorized to communicate with the press and shareholders.

Only Disclosure Coordinators designated by the Company's Board of Directors should communicate with the press and shareholders. Only information previously disseminated to the public may be disclosed to shareholders. Non-public information should never be disclosed to individual shareholders.

If a Director, officer or employee of the Company has any doubt as to his or her responsibilities under these Policies and Procedures, he or she should seek clarification from the Compliance Coordinator (Steven J. Tsimbinos) before acting. Personnel should not try to resolve uncertainties on their own.

VII.POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION

The Company expects the strictest compliance with both the letter and spirit of these Policies and Procedures, by all insiders at every level.

1.Liability for Insider Trading. Pursuant to federal and state securities laws, insiders may be subject to criminal and civil fines and penalties as well as imprisonment for engaging in transactions in the Company's securities at a time when they have knowledge of material nonpublic information regarding the Company.
2.Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a "tippee") to whom they have disclosed material nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company's securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and quotation systems and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.
3.Possible Disciplinary Actions. Insiders of the Company who violate these Policies and Procedures shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company's equity incentive plans, termination of employment, or removal from the Board of Directors.

VIII.ROLES AND RESPONSIBILITIES

Policy Owner:	General Counsel & Corporate Secretary
Approval Authority:	General Counsel & Corporate Secretary
Approval Authority:	Human Resources/Compensation Committee

IX.POLICY EXCEPTION REQUIREMENTS & ESCALATION PROTOCOLS

Compliance to this Policy is mandatory.

X.POLICY REVIEW CYCLE

Policy Owner Review Frequency:	Annually
Policy Owner Next Review Date:	November 2024
Human Resources/Compensation Committee Frequency:	Annually
Human Resources/Compensation Committee Next Review Date:	November 2024

This policy will be reviewed annually by the policy owner or designee; and, the Human Resources/Compensation Committee for approval and re-adoption.

Significant updates will be announced to employees via management updates or email announcements.

XI.POLICY APPROVAL HISTORY

Approval Date:	November 15, 2021
Approval Date:	November 21, 2022
Approval Date:	June 20, 2023
Approval Date:	November 8, 2023
Approval Date:	November 13, 2024
Effective Date:	November 13, 2024